1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date October 11, 2016	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON

RESOLVING EXCESS CAPACITY OF COAL

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Adhering to the spirit of the Opinions on Resolving Excess Capacity in Coal Industry to Realize Development by Extricating the Coal Industry from Difficulties issued by the State Council of People’s Republic of China (Guo Fa [2016] No. 7) and the Notice on Ensuring Completion of Work Objectives on Resolving Coal Overcapacity Problem of 2016 issued by the Coal Industry Bureau of Shandong Province (Lu Mei Gui Fa Zi [2016] No. 75), Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) proposes to shut down Beisu coal mine of the Company, resolving excess capacity of coal for one million tonnes.

1.	Basic information of Beisu coal mine

Beisu coal mine, a wholly-owned mine of the Company and a non-independent legal person, is currently in production. With a coalfield area of 29.3 square kilometers, it is an underground coal mine which was put into production in 1976. Beisu coal mine has an assessed annual production capacity of one million tonnes of raw coal and as at 31 December 2015, the recoverable coal reserves were 11.55 million tonnes.

The following table sets out the production and operation of Beisu coal mine:

Coal Business Operation Results for the Last Three Years and A Half

	Raw coal production (kilotonne)		Salable coal sales volume (kilotonne)		Coal business income (RMB’000)
	Beisu coal mine	Percentage of the GroupNotes (%)	Beisu coal mine	Percentage of the Group (%)	Beisu coal mine	Percentage of the Group (%)
2013	990	1.34	980	0.94	440,170	0.81
2014	790	1.09	770	0.63	272,850	0.47
2015	660	0.96	670	0.77	193,680	0.59
For the first half of 2016	300	0.95	290	0.89	84,870	0.80

Notes:

1. The Group refers to the Company and its subsidiaries.

2. The percentage of the Group set out in the above table was calculated based on the relevant data of the Group disclosed in its annual report and interim report for the corresponding years.

2.	Reasons for shutting down Beisu coal mine

The main coal product of Beisu coal mine is high-sulphur coal, which is in short market demand. Besides, the coal seam is thin, of which the occurrence conditions are complicated and the exploitation expense is immense.

To actively respond to national structural reform of supply front, fully utilize policies of production capacity reduction of coal industry and optimize production layout and resources allocation of the Company, the Company initiatively applied for shutting down Beisu coal mine and received the approval from relevant government authorities.

3.	Arrangements for shutting down Beisu coal mine

(1) Time schedule

The Company proposes to complete relevant work about shutting down Beisu coal mine by the end of March 2017. The final completion date is subject to the decision-making process of the Company and progress of consideration and approval on the shutdown plan by relevant government authorities.

(2) Staff settlement

A. Internal reposition of personnel;

B. For those who meet the conditions and voluntarily terminate their employment contract, the Company will provide indemnity according to relevant requirements.

(3) Implementation of special rewards and subsidies

Yankuang Group Company Limited (“Yankuang Group”), the controlling shareholder of the Company, is appropriated special rewards and subsidies for structural adjustments of industrial enterprises amounting to RMB149.05 million by the Finance Bureau of Shandong Province. Pursuant to Circular on Issuing the Administrative Measures for Special Rewards and Subsidies for Structural Adjustments of Industrial Enterprises issued by the Ministry of Finance (Cai Jian [2016] No. 253), Circular on Strengthening the Administration over the Use of Special Rewards and Subsidies for Structural Adjustments of Industrial Enterprises issued by the Ministry of Finance (Cai Jian [2016] No. 321) and Notice on Administrative Rules for Special Rewards and Subsidies for Structural Adjustments of Industrial Enterprises in Shandong Province issued by Finance Bureau of Shandong Province (Lu Cai Gong [2016] No. 4), Yankuang Group will make overall use of such special rewards and subsidies.

Regarding updates on shutting down Beisu coal mine, the Company will comply with necessary procedures for consideration and approval and discharge its obligation of information disclosure in accordance with relevant requirements.

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng, Shandong Province, the PRC

10 October 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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